Exhibit 99.1

Copernic Inc. Announces 2008 Third Quarter Results

Montreal, Canada, November 11, 2008 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today reported its financial results for the third quarter ended September 30, 2008.  Unless otherwise stated, all figures in this release are in US dollars.

Financial Highlights

▪	Revenue was $1.7 million for the third quarter 2008, same as the last two quarters in 2008 and compared to $1.9 million in the third quarter of 2007.
▪	Total expenses were at $1.8 million for the quarter and favourably compared to the same period in 2007 of $2.4 million in expenses.
▪	Net loss of $0.6 million ($0.04 per share) for the third quarter 2008 compared to net loss of $1.0 million ($0.07 per share) in the third quarter 2007.
▪	Cash and cash equivalents were at $4.4 million as of September 30, 2008.

Marc Ferland, President and CEO of Copernic stated that search and graphic advertising revenue at $1.4 million for the quarter were below the comparable quarter in 2007 at $1.6 million but had improved over the previous quarter of $1.3 million. In addition, software sales including desktop search products at $0.3 million were comparable to the same quarter in 2007 but short $0.1 million from the previous quarter due to the European vacation break. Expenses net of severance and lease cancellation costs were $1.6 million for the quarter, lower than the second quarter of $1.7 million and first quarter 2008 of $2.2 million. These reductions are in line with our previously announced cost improvement programs and will further improve as a result of the closing of our Montreal office and the consolidation of operations in Quebec City that was announced today. With the focus on cost improvements and the launch in the third quarter of advanced desktop search products (CDS 3.0), management continues to drive for profitability and cash generation. For example although cash was at $4.4 million, working capital was at $4.8 million for the quarter and contribution margin was positive two quarters in a row.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:
Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free:  (877) 289-4682 #139
Telephone:  (514) 908-4339
Email:  mferland@copernic.com
Website:  www.copernic-inc.com

Copernic Inc. Condensed Consolidated Balance Sheets (unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	As at September 30, 2008 $	As at December 31, 2007 $
Assets

Current assets
Cash and cash equivalents	4,394,139	2,099,560
Restricted Cash	-	807,468
Temporary investments	-	3,965,384
Accounts receivable	1,039,850	918,033
Income taxes receivable	340,687	221,205
Prepaid expenses	260,131	208,655

	6,034,807	8,220,305

Property and equipment	314,151	459,872

Intangible assets	1,567,423	2,320,676

Goodwill	7,357,003	7,357,003

	15,273,384	18,357,856

Liabilities

Current liabilities
Accounts payable and accrued liabilities	958,039	1,520,619
Deferred revenue	199,401	211,455
Deferred rent	6,615	11,016
Income tax payable	8,100	8,100
Current portion capital lease obligations	65,594	56,071

	1,237,749	1,807,261

Capital lease obligations	64,659	99,788
Future income taxes	432,462	650,413

Commitments

Shareholders’ Equity

Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares	96,556,485	96,556,485

Additional paid-in capital	5,752,889	5,784,502

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(89,331,997)	(87,101,730)

	13,538,514	15,800,394

	15,273,384	18,357,856

Copernic Inc. Condensed Consolidated Statements of Operations (unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	For the nine months ended		For the three months ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$

Revenues	5,101,983	6,462,056	1,672,148	1,866,606

Cost of revenues	1,929,389	2,092,647	607,045	551,032

Gross Margin	3,172,594	4,369,409	1,065,103	1,315,574

Expenses
Marketing, sales and services	777,809	1,417,291	159,488	447,089
General and administration	2,382,655	3,670,863	766,075	970,195
Product development and technical support	1,606,579	1,764,580	490,635	553,321
Amortization of property and equipment	155,703	183,289	55,842	65,655
Amortization of intangible assets	764,413	1,479,902	255,980	495,531
Restructuring charges	31,391	-	31,391	-
Interest and other income	(122,118)	(327,105)	(22,249)	(89,848)
Write-down of property and equipment	21,531	-	-	-
Loss (gain) on foreign exchange	(6,222)	73,907	21,819	1,741

	5,611,741	8,262,727	1,758,981	2,443,684

Loss from operations before income taxes	(2,439,147)	(3,893,318)	(693,878)	(1,128,110)

Current income taxes	9,072	954	450	136
Recovery of future income taxes	(217,952)	(453,527)	(72,651)	(153,530)
	(2,230,267)	(3,440,745)	(621,677)	(974,716)

Net loss for the period	(2,230,267)	(3,440,745)	(621,677)	(974,716)

Basic and diluted net loss per share	(0.15)	(0.24)	(0.04)	(0.07)

Weighted average number of shares outstanding –basic and diluted	14,637,531	14,540,416	14,637,531	14,637,531

Copernic Inc. Condensed Consolidated Statements of Cash Flows (unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	For the nine months ended		For the three months ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
Cash flows from (used for)

Operating activities
Loss from continuing operations	(2,230,267)	(3,440,745)	(621,677)	(974,716)
Adjustments for
Amortization of property and equipment	155,703	183,289	55,842	65,655
Amortization of intangible assets	764,413	1,479,902	255,980	495,531
Employee stock-based compensation	(31,613)	484,744	(43,275)	109,484
Future income taxes	(217,952)	(453,527)	(72,651)	(153,530)
Write-down of property and equipment	21,531	-	-	-
Unrealized loss (gain) on foreign exchange	(6,281)	12,134	(3,850)	10,546
Net change in non-cash working capital items	(871,808)	972,766	(109,346)	288,669

Cash used for operating activities from continuing operations	(2,416,274)	(761,437)	(538,977)	(158,361)
Cash used for operating activities from discontinued operations	-	(6,253)	-	-

	(2,416,274)	(767,690)	(538,977)	(158,361)

Investing activities
Purchase of intangible assets	(5,056)	(65,001)	-	(3,614)
Purchase of property and equipment	(13,042)	(136,754)	(5,257)	-
Net decrease in temporary investments	3,965,384	5,591,842	-	1,520,712

Cash from (used for) investing activities	3,947,286	5,390,087	(5,257)	1,517,098

Financing activities
Issuance of capital stock	-	676,258	-	-
Repayment of obligations under capital leases	(43,901)	(11,181)	(15,431)	(11,181)

Cash from (used for) financing activities	(43,901)	665,077	(15,431)	(11,181)

Net change in cash and cash equivalents during the period	1,487,111	5,287,474	(559,665)	1,347,556

Cash and cash equivalents – Beginning of period	2,907,028	2,379,617	4,953,804	6,319,535

Cash and cash equivalents – End of period	4,394,139	7,667,091	4,394,139	7,667,091
Cash and cash equivalents comprise:
Cash	4,394,139	1,859,559	4,394,139	1,859,559
Short-term investments	-	5,807,532	-	5,807,532
	4,394,139	7,667,091	4,394,139	7,667,091